Exhibit 12.1

THE GOLDMAN SACHS GROUP, INC. and SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

($ in millions)

	Three Months
	Ended
	February

	2001	2000

Net earnings	$768	$887

Add:

Provision for taxes	491	592

Portion of rents representative of an interest factor	28	17

Interest expense on all indebtedness	4,769	3,471

Earnings, as adjusted	$6,056	$4,967

Fixed charges:

Portion of rents representative of an interest factor	$28	$17

Interest expense on all indebtedness	4,769	3,471

Fixed charges	$4,797	$3,488

Ratio of earnings to fixed charges	1.26x	1.42x